Filed by Delek US Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Alon USA Partners, LP Commission File No.: 001-35742

November 9, 2017 Delek US Holdings, Inc. State of the Business Meeting

Disclaimers Forward Looking Statements: Delek US Holdings, Inc. (“Delek US”) and Delek Logistics Partners, LP (“Delek Logistics”; collectively with Delek US, defined as “we”, “our”) are traded on the New York Stock Exchange in the United States under the symbols “DK” and ”DKL” respectively, and, as such, are governed by the rules and regulations of the United States Securities and Exchange Commission. These slides and any accompanying oral and written presentations contain forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning current estimates, expectations and projections about future results, performance, prospects, opportunities, plans, actions and events and other statements, concerns, or matters that are not historical facts are “forward-looking statements,” as that term is defined under the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the post-merger integration and transition plan with each of Alon USA Energy Inc and ALDW. (“Alon”), including the timing, closing and success thereof; the ability of Delek US to simplify its corporate structure, reduce costs, reallocate cash flow, capture synergies including relating to costs of capital, refinance debt, increased daily trading volume; future dropdowns and the success thereof; continued safe and reliable operations; synergies, opportunities, anticipated future performance and financial position, and other factors. Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: risks and uncertainties related to the ability to successfully integrate the businesses of Delek US and Alon including ALDW, risks related to disruption of management time from ongoing business operations due to the integration implementation, the risk that any announcements relating to the integration or Delek US’ pending acquisition of the remaining limited partner interest of ALDW could have adverse effects on the market price of Delek US' common stock, the risk that the Delek-Alon Merger or the pending acquisition of ALDW could have an adverse effect on the ability of Delek US to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, uncertainty related to timing and amount of future share repurchases and dividend payments, risks and uncertainties with respect to the quantities and costs of crude oil we are able to obtain and the price of the refined petroleum products we ultimately sell; gains and losses from derivative instruments; management's ability to execute its strategy of growth through acquisitions and the transactional risks associated with acquisitions and dispositions; acquired assets may suffer a diminishment in fair value as a result of which we may need to record a write-down or impairment in carrying value of the asset; changes in the scope, costs, and/or timing of capital and maintenance projects; operating hazards inherent in transporting, storing and processing crude oil and intermediate and finished petroleum products; our competitive position and the effects of competition; the projected growth of the industries in which we operate; general economic and business conditions affecting the geographic areas in which we operate; and other risks contained in Delek US’, Delek Logistics’ and ALDW’s filings with the United States Securities and Exchange Commission. Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at, or by which such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Neither Delek US, Delek Logistics Partners nor ALDW undertakes any obligation to update or revise any such forward-looking statements. Non-GAAP Disclosures: Delek US and Delek Logistics each believe that the presentation of EBITDA, distributable cash flow and distribution coverage ratio provides useful information to investors in assessing its financial condition, its results of operations and cash flow its business is generating. EBITDA, distributable cash flow and distribution coverage ratio should not be considered as alternatives to net income, operating income, cash from operations or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. EBITDA, distributable cash flow and distribution coverage ratio have important limitations as analytical tools because they exclude some, but not all items that affect net income. Additionally, because EBITDA, distributable cash flow and distribution coverage ratio may be defined differently by other companies in its industry, Delek US' and Delek Logistics’ definitions may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. Please see reconciliations of EBITDA and distributable cash flow to their most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in the appendix.

Disclaimers Important Information: Delek US and ALDW security holders are urged to read the consent statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Investors will be able to obtain a free copy of the consent statement/prospectus, as well as other filings containing information about the proposed transaction, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the consent statement/prospectus and the filings with the SEC that will be incorporated by reference in the consent statement/prospectus can also be obtained, without charge, by directing a request either to Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee, 37027, Attention: Investor Relations or to Alon USA Partners, LP, 12700 Park Central Drive, Suite 1600, Dallas, Texas 75251, Attention: Investor Relations. The respective directors and executive officers of Delek US and Alon USA Partners GP, LLC (the “General Partner”) may be deemed to be “participants” (as defined in Schedule 14A under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) in respect of the proposed transaction. Information about Delek US’s directors and executive officers is available in Old Delek’s (as defined below) annual report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on February 28, 2017, and in its proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on April 6, 2017, and in Old Delek’s and Delek US’s subsequent filings with the SEC. Information about the General Partner’s directors and executive officers is available in ALDW’s annual report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on February 27, 2017, and subsequent filings with the SEC. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent statement/prospectus and other relevant materials to be filed with the SEC when they become available. On January 2, 2017, Delek US Energy, Inc. (formerly known as Delek US Holdings, Inc.), Delaware corporation (“Old Delek”), entered into an Agreement and Plan of Merger with Alon, Delek US (formerly known as Delek Holdco, Inc.), a Delaware corporation (also referred to as “New Delek” herein), Dione Mergeco, Inc., a Delaware corporation and wholly owned subsidiary of the Registrant (“Delek Merger Sub”), and Astro Mergeco, Inc., a Delaware corporation and wholly owned subsidiary of the Registrant (“Astro Merger Sub”), as amended by the First Amendment to Agreement and Plan of Merger, dated as of February 27, 2017, and the Second Amendment to Agreement and Plan of Merger, dated as of April 21, 2017 (collectively, the “Delek-Alon Merger Agreement”). Pursuant to the Delek-Alon Merger Agreement, Certificates of Amendment and Certificates of Merger filed with the Secretary of State of the State of Delaware on June 30, 2017, (i) Old Delek was renamed “Delek US Energy, Inc.” and Delek US was renamed “Delek US Holdings, Inc.”; (ii) Delek Merger Sub merged with and into Old Delek (the “Delek Merger”), with Old Delek surviving as a wholly owned subsidiary of the Registrant; and (iii) Astro Merger Sub merged with and into Alon (the “Alon Merger” and together with the Delek Merger, the “Delek-Alon Mergers”), with Alon surviving as a direct and indirect wholly owned subsidiary of the Registrant. The Delek-Alon Mergers were effective as of July 1, 2017 (the “Delek-Alon Effective Time”). By reason of the Delek-Alon Mergers, at the Delek-Alon Effective Time, New Delek became the parent public reporting company. On July 3, 2017, New Delek filed a Current Report on Form 8-K filed for the purpose of establishing Delek US as the successor issuer to Old Delek and Alon pursuant to Rule 12g-3(c) under the Exchange Act. In addition, as a result of the Delek-Alon Mergers, the shares of common stock of Old Delek and Alon were delisted from the New York Stock Exchange in July 2017, and their respective reporting obligations under the Exchange Act were terminated. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Simplifies corporate structure of Delek US Acquisition of the remaining Alon USA Partners LP Units On November 8, 2017 Delek announced definitive agreement to acquire remaining limited partner units of Alon USA Partners (ALDW) Delek US currently owns 81.6% of the outstanding common units All stock for unit transaction for remaining 18.4% of the outstanding common units Exchange ratio of 0.49 shares of Delek US for each ALDW common unit not already owned by Delek US Simplifies corporate structure Ability to reallocate cash flow from distributions to investment Enables ability to more efficiently drop down logistic assets to DKL in the future Ability to use the balance sheet strength of Delek US to refinance high cost debt at ALDW Reduces number of public companies to 2 (DK and DKL) lowering public company costs Timing/Approvals Transaction expected to close in the first quarter 2018 Subject to customary closing conditions No Delek US shareholder approval required Delek US owns and has committed to vote a sufficient number of ALDW common units to approve the merger

Simplifies corporate structure of Delek US Acquisition of the remaining Alon USA Partners LP Units On November 8, 2017 Delek announced definitive agreement to acquire remaining limited partner units of Alon USA Partners (ALDW) Delek US currently owns 81.6% of the outstanding common units All stock for unit transaction for remaining 18.4% of the outstanding common units Exchange ratio of 0.49 shares of Delek US for each ALDW common unit not already owned by Delek US Simplifies corporate structure Ability to reallocate cash flow from distributions to investment Enables ability to more efficiently drop down logistic assets to DKL in the future Ability to use the balance sheet strength of Delek US to refinance high cost debt at ALDW Reduces number of public companies to 2 (DK and DKL) lowering public company costs Timing/Approvals Transaction expected to close in the first quarter 2018 Subject to customary closing conditions No Delek US shareholder approval required Delek US owns and has committed to vote a sufficient number of ALDW common units to approve the merger

Simplifies corporate structure of Delek US Acquisition of the remaining Alon USA Partners LP Units On November 8, 2017 Delek announced definitive agreement to acquire remaining limited partner units of Alon USA Partners (ALDW) Delek US currently owns 81.6% of the outstanding common units All stock for unit transaction for remaining 18.4% of the outstanding common units Exchange ratio of 0.49 shares of Delek US for each ALDW common unit not already owned by Delek US Simplifies corporate structure Ability to reallocate cash flow from distributions to investment Enables ability to more efficiently drop down logistic assets to DKL in the future Ability to use the balance sheet strength of Delek US to refinance high cost debt at ALDW Reduces number of public companies to 2 (DK and DKL) lowering public company costs Timing/Approvals Transaction expected to close in the first quarter 2018 Subject to customary closing conditions No Delek US shareholder approval required Delek US owns and has committed to vote a sufficient number of ALDW common units to approve the merger